CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For November 17, 2008

CITY TELECOM (H.K.) LIMITED
(Translation of registrant’s name into English)
Level 39
Tower I, Metroplaza
No. 223 Hing Fong Road
Kwai Chung
New Territories
Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K a statement dated November 17, 2008 relating to the Annual Results for the year ended August 31, 2008.

SIGNATURE
Pursuant to the requirements of section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED
By:	/s/ Lai Ni Quiaque
	Name:	Lai Ni Quiaque
	Title:	Executive Director, Chief Financial Officer and Company Secretary

Dated: November 17, 2008

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 1137)
ANNUAL RESULTS FOR THE YEAR ENDED 31 AUGUST 2008
HIGHLIGHTS
•	Turnover grew by 14.2% year-on-year to HK$1,303.0 million due to strong Fixed Telecommunications Network Services (FTNS) business

•	Net profit up 3.3x to HK$125.2 million driven by record high FTNS profitability

•	Overtook Cable TV operator to become the largest alternative residential broadband Internet service provider in Hong Kong:
•	subscriptions up by 27.9% year-on-year outpacing market growth of 4.8%

•	blended average revenue per user (ARPU) for broadband subscription up 9.1% to HK$191 per month

•	churn lowered to well below 1.0% per month
•
EBITDA increased by 6.8% year-on-year to HK$378.0 million with EBITDA margin decreasing from 31.0 % to 29.0% due to increased discretionary investment in brand enhancement and increase in variable customer acquisition costs

•	FTNS turnover increased by 23.8% year-on-year to HK$1,011.0 million, with subscriptions growth of 118,000 to 801,000 during the year

•	Balance Sheet continued to improve with net debt to EBITDA down to 0.69x as of 31 August 2008 from 1.15x as of 31 August 2007

•	Basic earnings per share amounted to HK19.7 cents

•	Declared a final dividend of HK2 cents per share with a scrip dividend option

The Board of Directors (the “Board” or the “Directors”) of City Telecom (H.K.) Limited (the “Company”) is pleased to present the audited consolidated results of the Company and its subsidiaries (collectively referred to as the “Group”) for the year ended 31 August 2008 together with the comparative figures for the previous year.
CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED 31 AUGUST 2008

			2008	2007
	Note		HK$’000	HK$’000

Turnover	3		1,302,981	1,141,270

Other revenues	3		24,989	25,820

Network costs and cost of inventories	4		(178,367)	(214,591)

Other operating expenses	5	(a)	(966,094)	(834,104)

Operating profit			183,509	118,395

Finance costs	5	(b)	(75,137)	(87,504)

Profit before taxation	5		108,372	30,891

Income tax benefit/(expense)	6		16,818	(2,026)

Profit attributable to shareholders			125,190	28,865

Dividends	7		38,614	49,295

Basic earnings per share	8		HK19.7 cents	HK4.7 cents

Diluted earnings per share	8		HK19.0 cents	HK4.6 cents

CONSOLIDATED BALANCE SHEET
AS AT 31 AUGUST 2008

		2008	2007
	Note	HK$’000	HK$’000

Non-current assets

Goodwill		1,066	1,066
Fixed assets		1,231,399	1,237,223
Other financial assets		—	39,213
Derivative financial instrument		—	1,039
Long term receivable and prepayment		5,586	6,932
Deferred expenditure		15,391	7,783
Deferred tax assets		26,335	—

		1,279,777	1,293,256

Current assets

Accounts receivable	9	140,283	170,551
Other receivables, deposits and prepayments		82,726	59,372
Inventories		—	477
Deferred expenditure		40,704	13,584
Other financial assets		27,997	3,779
Pledged bank deposits		87,319	87,220
Cash at bank and in hand		421,610	532,894

		800,639	867,877

Current liabilities

Accounts payable	10	52,324	76,019
Other payables and accrued charges		178,114	145,267
Deposits received		16,264	16,188
Deferred services revenue		110,449	64,202
Tax payable		2,103	1,481
Current portion — obligations under finance leases		121	835

		359,375	303,992

Net current assets		441,264	563,885

Total assets less current liabilities		1,721,041	1,857,141

		2008	2007
	Note	HK$’000	HK$’000

Non-current liabilities

Deferred tax liabilities		4,937	291
Long-term debt and other liabilities		683,497	952,968

		688,434	953,259

Net assets		1,032,607	903,882

Capital and reserves

Share capital	11	65,062	61,650
Reserves	11	967,545	842,232

Total equity attributable to equity shareholders of the Company		1,032,607	903,882

Notes:
1.	Basis of preparation and accounting policies

These financial statements have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards (“HKFRSs”) which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (“HKASs”) and Interpretations issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”), accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

The measurement basis used in the preparation of the financial statements is the historical cost basis except that certain financial assets are stated at their fair values or amortised costs.

The preparation of financial statements in conformity with HKFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Up to the date of issue of these financial statements, the HKICPA has issued a number of amendments, new standards and interpretations which are not yet effective for the year ended 31 August 2008 and which have not been adopted in these financial statements.

The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far it has concluded that the adoption of the following developments is unlikely to have significant impact on the Group’s results of operations and financial position.

Effective for
accounting periods
beginning on or after

HK(IFRIC) Interpretation 13	Customer loyalty programmes	1 July 2008
HKAS 1 (Revised)	Presentation of financial statements	1 January 2009
HKAS 23 (Revised)	Borrowing costs	1 January 2009
HKFRS 8	Operating segments	1 January 2009
2.	Changes in accounting policies

The HKICPA has issued a number of new and revised HKFRSs that are effective or available for early adoption for the current accounting period of the Group and the Company.

There have been no significant changes to the accounting policies applied in these financial statements for the years presented as a result of adoption of these new standards. However, as a result of the adoption of HKFRS 7, Financial instruments: Disclosures and the amendment to HKAS 1, Presentation of financial statements: Capital disclosures, there have been some additional disclosures provided as follows:

As a result of the adoption of HKFRS 7 and as compared with the information previously required to be disclosed by HKAS 32, Financial instruments: Disclosure and presentation, the financial statements include expanded disclosure about the significance of the Group’s financial instruments and the nature and extent of risks arising from those instruments. These disclosures are set out in the annual report.

The amendment to HKAS 1 introduces additional disclosure requirements to provide information about the level of capital and the Group and the Company’s objectives, policies and processes for managing capital. These new disclosures are set out in the annual report.

Both HKFRS 7 and the amendment to HKAS 1 do not have any material impact on the classification, recognition and measurement of the amounts recognised in the financial instruments.

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

3.	Turnover, other revenues and segment information

The Group is principally engaged in the provision of international telecommunications services and fixed telecommunications network services to customers in Hong Kong and Canada. Revenues recognised during the year are as follows:

	2008	2007
	HK$’000	HK$’000

Turnover

International telecommunications services	291,943	324,470
Fixed telecommunications network services (note 3(c))	1,011,038	816,800

	1,302,981	1,141,270

Other revenues

Interest income	15,596	22,671
Other income	9,393	3,149

	24,989	25,820

Total revenues	1,327,970	1,167,090

(a)	Primary reporting format — business segments

The Group is organised on a worldwide basis into two business segments:

—	International telecommunications	:	provision of international long distance calls services

—	Fixed telecommunications network	:	provision of dial up and broadband Internet access services, local voice-over-IP services and IP-TV services

The Group’s inter-segment transactions mainly consist of provision of leased lines services. These transactions were entered into on similar terms as those contracted with third parties.

	2008
		Fixed
	International	telecomm-
	telecomm-	unications
	unications	network
	services	services	Elimination	Group
	HK$’000	HK$’000	HK$’000	HK$’000

Turnover
— External sales	291,943	1,011,038	—	1,302,981
— Inter-segment sales	5,692	22,680	(28,372)	—

	297,635	1,033,718	(28,372)	1,302,981

Segment results	81,980	101,529		183,509

Finance costs				(75,137)

Profit before taxation				108,372

Income tax benefit				16,818

Net profit				125,190

	2007
		Fixed
	International	telecomm-
	telecomm-	unications
	unications	network
	services	services	Elimination	Group
	HK$’000	HK$’000	HK$’000	HK$’000

Turnover
— External sales	324,470	816,800	—	1,141,270
— Inter-segment sales	5,699	27,633	(33,332)	—

	330,169	844,433	(33,332)	1,141,270

Segment results	68,705	49,690		118,395

Finance costs				(87,504)

Profit before taxation				30,891

Income tax expense				(2,026)

Net profit				28,865

(b)	Secondary reporting format — geographical segments

The Group’s two business segments are managed on a worldwide basis in two main geographical areas:

—	Hong Kong	:	international telecommunications and fixed telecommunications network services

—	Canada	:	international telecommunications and fixed telecommunications network services
In disclosing information on the basis of geographical segments, turnover and segment results are disclosed based on the geographical location of customers.

There were no sales between the geographical segments.

	Turnover		Segment results
	2008	2007	2008	2007
	HK$’000	HK$’000	HK$’000	HK$’000

Geographical segments:

Hong Kong	1,281,069	1,120,538	182,345	118,260
Canada	21,912	20,732	1,164	135

	1,302,981	1,141,270	183,509	118,395

(c)
Hong Kong Broadband Network Limited (“HKBN”), a wholly-owned subsidiary of the Group, as a FTNS licensee, provides interconnection services to enable delivery of telecommunications service to customers of different operators. Since the FTNS license was granted by the Telecommunication Authority (“TA”) and interconnection services have been provided, HKBN has been billing mobile operators for the interconnection services provided to them and recognising revenue (“mobile interconnection charges”) based on management’s best estimate of the amounts it expected to collect. In prior years, majority of the mobile operators, however, rejected HKBN’s demand for payment. As a result of non-payment by certain mobile operators, in 2004, the Group asked TA to make a determination (the “2004 Determination”) on the level of mobile interconnection charges payable by one of the mobile operators to HKBN; and the effective date of the determined mobile interconnection charges.

In March 2006, TA issued a preliminary analysis (the “2006 PA”) on the 2004 Determination with respect to the rates of mobile interconnection charges payable by the mobile operator under dispute. However, as of 31 August 2006, the final level of mobile interconnection charges was still subject to the 2004 Determination to be issued by TA.

In March 2007, TA issued a revised preliminary analysis (the “2007 PA”) which superseded the 2006 PA. The 2007 PA set out the rates of mobile interconnection charges, which are different from those rates stated in the 2006 PA.

In June 2007, TA issued the 2004 determination which set out the rates of mobile interconnection charge payable by the mobile operator under dispute for interconnection services provided by HKBN for the period from 1 April 2002 to 31 August 2004, which superseded the rates stated in both the 2006 PA and 2007 PA issued by TA previously.

For the year ended 31 August 2007, the Group recognised revenue related to mobile interconnection charges of HK$40,877,000 based on the 2004 Determination which included charges for the year ended 31 August 2007 and additional charges for the years ended 31 August 2005 and 2006 previously measured based on the 2006 PA. The Group has also written back bad debt provision for mobile interconnection charges receivables of HK$9,404,000 to the income statement based on the amount it expected to collect for billings outstanding through that date.

During the year ended 31 August 2008, HKBN entered into contractual agreements with additional mobile operators which agreed to pay mobile interconnection charges based on the 2004 Determination for period from 1 April 2002 to 31 August 2004 and for the subsequent period at an interim rate stated in the agreements which will be adjusted based on further determination to be issued by TA.

In February 2008, HKBN requested TA to make a new determination with four mobile operators (the “2008 Determination”) on the rate of mobile interconnection charge and interest thereon. In September 2008, TA indicated that it accepted HKBN’s request for determination, which covers the mobile interconnection charges payable by the mobile operators under the determination, for the period from 1 April 2002 to 26 April 2009 (for those mobile operators who have not reached the relevant contractual agreements with HKBN) or for the period from 1 September 2004 to 26 April 2009 (for those mobile operators who have reached the relevant contractual agreements with HKBN), and the interest rate therefor.

For the year ended 31 August 2008, the Group recognised revenue related to mobile interconnection charges of HK$29,568,000 representing the amount of mobile interconnection charges management expects to collect.

4.	Network costs and cost of inventories

Network costs and cost of inventories mainly include interconnection charges paid to local and overseas carriers, leased line rentals, program fees, production costs for the IP-TV service and costs of inventories sold, and do not include depreciation charge which is included in other operating expenses.

The Group estimates the Universal Services Contributions (“USC”) payable to PCCW-HKT to fund the costs of network development in remote areas in Hong Kong and includes such estimated costs as part of the network costs. TA periodically reviews that actual costs of the network development and revises the amounts owed to PCCW-HKT or to be refunded by PCCW-HKT to the USC contributing parties.

On 28 December 2007, TA issued a statement (“TA Statement”) on the USC and confirmed the actual contribution level for the period from 1 January 2005 to 30 June 2007. Based on the TA Statement, an amount of HK$7,617,000 was recorded as a reduction against the network costs of the Group for the year ended 31 August 2008.

The actual contribution level for the period subsequent to 30 June 2007 has not yet been confirmed by TA.

5.	Profit before taxation

Profit before taxation is arrived at after charging and (crediting) the following:
(a)	Other operating expenses

	2008	2007
	HK$’000	HK$’000

Advertising and marketing expenses (note (i))	307,743	203,673
Amortisation of deferred expenditure	33,777	15,580
Auditors’ remuneration	3,687	2,933
Depreciation of owned fixed assets	209,464	257,052
Depreciation of fixed assets held under finance lease	587	1,051
Operating lease charges in respect of land and buildings	13,296	13,879
Operating lease charges in respect of equipment	50	32
Provision for doubtful debts (note (ii))	14,293	6,569
Loss on disposal of fixed assets	1,431	1,714
Staff costs (note 5(c))	247,460	221,102
Others	134,306	110,519

	966,094	834,104

Notes:
(i)	Included in the advertising and marketing expenses is expense in respect of equity settled share-based transaction of HK$90,000 (2007: HK$361,000).

(ii)	The amount for the year ended 31 August 2007 included write-back of provision for mobile interconnection charges receivables of HK$9,404,000 (note 3(c)).
(b)	Finance costs

	2008	2007
	HK$’000	HK$’000

Interest element of finance leases	34	62
Interest on 10-year senior notes	70,010	85,313
Amortisation of incidental issuance costs	1,665	2,129
Other borrowing cost	3,428	—

	75,137	87,504

(c)	Staff costs

	2008	2007
	HK$’000	HK$’000

Wages and salaries	226,097	201,057
Unutilised annual leave	2,642	213
Equity settled share-based transaction	4,114	5,366
Retirement benefit costs — defined contribution plans	29,738	23,933
Less: staff costs capitalised as fixed assets	(15,131)	(9,467)

	247,460	221,102

Staff costs include directors’ emoluments and research and development cost of HK$9,593,000 (2007: HK$4,977,000) but exclude staff costs of HK$14,482,000 (2007: HK$14,478,000) recorded in network costs and HK$194,724,000 (2007: HK$138,728,000) recorded in advertising and marketing expenses.

(d)	Other items

	2008	2007
	HK$’000	HK$’000

Net exchange (gain)/loss	(1,923)	114
Realised and unrealised gain on other financial assets	(3,284)	(1,887)
Realised and unrealised loss on derivative financial instruments	1,039	806
Realised and unrealised gain on long-term bank deposit	(1,185)	(739)
Gain from extinguishment of senior notes	(2,582)	—
Cost of inventories	477	331

6.	Taxation

Hong Kong profits tax has been provided at the rate of 16.5% (2007: 17.5%) on the estimated assessable profit for the year. Taxation on overseas profits has been calculated on the estimated assessable profit for the year at the income tax rates prevailing in the overseas countries in which the Group operates.

The amount of tax benefit/(expense) in the consolidated income statement represents:

	2008	2007
	HK$’000	HK$’000

Current taxation:
— Hong Kong profits tax	(391)	(121)
— Overseas taxation	(1,929)	(1,964)
— Under-provision of overseas taxation in prior years	(2,552)	—
Deferred taxation relating to the origination and reversal of temporary differences	21,690	59

Income tax benefit/(expense)	16,818	(2,026)

7.	Dividends
(a)	Dividends payable to equity shareholders of the Company attributable to the year:

	2008	2007
	HK$’000	HK$’000

Interim dividend declared and paid of HK4 cents per ordinary share (2007: HK4 cents per ordinary share)	25,602	24,635
Final dividend proposed after the balance sheet date, of HK2 cents per ordinary share (2007: HK4 cents per ordinary share)	13,012	24,660

	38,614	49,295

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

During the year ended 31 August 2008, a scrip dividend option was offered to all shareholders with registered addresses in Hong Kong that were entitled to the interim dividend in respect of the six-month period ended 29 February 2008. 8,838,938 shares were issued during the year ended 31 August 2008 to shareholders who had elected to receive all or part of their entitlement to dividends in the form of scrip.

(b)	Dividends attributable to the previous financial year, approved and paid during the year:

	2008	2007
	HK$’000	HK$’000

Final dividend in respect of the financial year ended 31 August 2007, approved and paid of HK4 cents per ordinary share (2007: Nil)	25,082	—

During the year ended 31 August 2008, a scrip dividend option was offered to all shareholders with registered addresses in Hong Kong that were entitled to the final dividend in respect of the financial year ended 31 August 2007. 11,227,213 shares were issued during the year ended 31 August 2008 to the shareholders who had elected to received all or part of their entitlement to dividends in the form of scrip.

8.	Earnings per share

	2008	2007
	HK$’000	HK$’000

Profit attributable to shareholders	125,190	28,865

	2008	2007
	Number	Number
	of shares	of shares
Weighted average number of ordinary shares	’000	’000

Issued ordinary shares at 1 September	616,503	614,175
Effect of scrip dividend issued	7,353	—
Effect of share options exercised	10,159	665

Weighted average number of ordinary shares at the end of the year (basic)	634,015	614,840
Incremental shares from assumed exercise of share options	23,982	16,479

Weighted average number of ordinary shares at the end of the year (diluted)	657,997	631,319

Basic earnings per share	HK19.7 cents	HK4.7 cents

Diluted earnings per share	HK19.0 cents	HK4.6 cents

9.	Accounts receivable

The majority of the Group’s accounts receivable are due within 30 days from the date of billings. Subscribers with receivable that are more than 3 months overdue are requested to settle all outstanding balance before further credit is granted.

The aging analysis of the accounts receivable (net of allowance for doubtful debts) is as follows:

	2008	2007
	HK$’000	HK$’000

Current — 30 days	45,462	50,282
31 — 60 days	17,507	15,619
61 — 90 days	7,249	8,876
Over 90 days	70,065	95,774

	140,283	170,551

The amounts over 90 days for the Group included receivable relating to mobile interconnection charges of HK$64,407,000 as at 31 August 2008 (31 August 2007: HK$92,383,000) (see note 3(c)).

10.	Accounts payable

The aging analysis of the accounts payable is as follows:

	2008	2007
	HK$’000	HK$’000

Current — 30 days	18,802	18,025
31 — 60 days	4,025	11,097
61 — 90 days	8,334	3,655
Over 90 days	21,163	43,242

	52,324	76,019

11.	Capital and reserves

	Share	Share	Capital	Retained	Exchange
	capital	premium	reserve	profits	reserve	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

At 1 September 2007	61,650	622,433	18,109	200,519	1,171	903,882
Profit attributable to shareholders	—	—	—	125,190	—	125,190
Dividend paid in respect of previous year	—	—	—	(5,915)	—	(5,915)
Shares issued in respect of scrip dividend of previous year	1,123	18,044	—	(19,167)	—	—
Dividend paid in respect of current year	—	—	—	(11,371)	—	(11,371)
Shares issued in respect of scrip dividend of current year	884	13,347	—	(14,231)	—	—
Shares issued upon exercise of share option	1,405	16,893	(3,300)	—	—	14,998
Equity settled share-based transactions	—	—	4,204	—	—	4,204
Exchange adjustments on translation of the financial statements of subsidiaries	—	—	—	—	1,619	1,619

At 31 August 2008	65,062	670,717	19,013	275,025	2,790	1,032,607

	Share	Share	Capital	Retained	Exchange
	capital	premium	reserve	profits	reserve	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

At 1 September 2006	61,417	620,298	12,993	196,289	657	891,654
Profit attributable to shareholders	—	—	—	28,865	—	28,865
Dividend paid in respect of current year	—	—	—	(24,635)	—	(24,635)
Shares issued upon exercise of share option	233	2,135	(611)	—	—	1,757
Equity settled share-based transactions	—	—	5,727	—	—	5,727
Exchange adjustments on translation of the financial statements of subsidiaries	—	—	—	—	514	514

At 31 August 2007	61,650	622,433	18,109	200,519	1,171	903,882

FINANCIAL REVIEW
For the year ended 31 August 2008, our consolidated turnover grew by 14.2% year-on-year to HK$1,303.0 million, the strongest turnover growth since FY2000. This solid growth was primarily contributed by our increase in Fixed Telecommunications Network Service business (FTNS) of 23.8% to HK$1,011.0 million, which more than compensated for the decline in International Telecommunications Service business (IDD) of 10.0% year-on-year to HK$292.0 million.
Our FTNS business continues to be our core focus, contributing 77.6% of our total turnover. The FTNS business growth is sustained by across the broad increase in our broadband, voice and IPTV subscription base and higher average revenue per user (ARPU) of our ultra-high speed broadband Internet access service.
Our consolidated EBITDA increased by 6.8% year-on-year to HK$378.0 million, while our EBITDA margin fell to 29.0% from 31.0% in last year. This mild margin contraction is mainly due to higher advertising and marketing expenses as we invested in our brand development and one-off upfront customer acquisition costs, which in turn is a variable cost component of our strong growth in subscriptions during the year.
We have bought back a total principal value of approximately US$35.6 million of the 8.75% 10-year senior notes during the year, which has reduced our net financial costs by 8.2% to HK$59.5 million for the year.
For FY2008 overall, we are now harvesting the benefits of a shift in business mix towards the more sustainable FTNS services, growing recurrent subscription base, interest savings from senior notes buyback, tax benefit from recognition of deferred tax assets on tax loss in prior years and the first full year depreciation impact of a change in our assets’ estimated useful lives. Profits attributable to our shareholders increased by 333.2% to HK$125.2 million with basic earnings per share reaching HK19.7 cents.
LIQUIDITY AND CAPITAL RESOURCES
As of 31 August 2008, the Group continued to be in a strong financial position for the year under review with cash at bank and in hand of HK$421.6 million and pledged bank deposit of HK$87.3 million (31 August 2007: cash at bank and in hand of HK$532.9 million, long term bank deposit of HK$14.4 million and pledged bank deposit of HK$87.2 million) and outstanding borrowing of HK$683.6 million (31 August 2007: HK$953.8 million). Our long term liability consisted mainly of our outstanding 8.75% 10-year senior notes which amounted to HK$683.2 million (31 August 2007: HK$952.6 million). Our normal trading operations were well supported by HK$87.3 million banking facilities, out of which only HK$29.9 million was utilised.

The debt maturity profiles of the Group as at 31 August 2008 and 31 August 2007 were as follows:

	2008	2007
	HK$’000	HK$’000

Repayable within one year	121	835
Repayable in the second year	129	121
Repayable in the third to fifth year	126	254
Repayable after the fifth year	683,242	952,593

Total	683,618	953,803

As at 31 August 2008, all outstanding borrowings bear fixed interest rate and are denominated in United States dollars or Hong Kong dollars. The Group’s net debt to net asset gearing ratio for the year is 0.25 times which is calculated as below:

	2008	2007
	HK$’000	HK$’000

Net Debt (note)	262,008	406,494
Net Assets	1,032,607	903,882
Gearing (times)	0.25	0.45

Note:	Net debt is total long term debt and other liabilities and obligations under finance leases less cash at bank and in hand and long term bank deposits but excluded pledged bank deposits
Our capital expenditure for FY2008 was HK$211.7 million, compared to last year of HK$132.3 million. This capital expenditure level was in line with our three-year HK$850 million network expansion plan set in FY2007 and our policy to maintain capital expenditure to below our EBITDA. During the year, the Group generated adjusted free cash flow, which is defined as EBITDA less capital expenditure and less net finance costs, of HK$106.7 million (2007: HK$156.7 million).
The on-going capital expenditure on our network development will be met by internally generated cash flow and the proceeds from senior notes issued in January 2005. Our capital expenditure outlook for FY2009 — FY2010 is expected to be about HK$650 million in order to reach our continuous network expansion target towards 2.0 million residential homes pass by 2010.
CHARGE ON GROUP ASSETS
At 31 August 2008, the Group had pledged deposits of HK$87.3 million (31 August 2007: HK$87.2 million) for securing bank facilities of equivalent amount for issuing bank guarantees, letter of credits, hedging arrangements, bank loan and overdraft facilities. As of 31 August 2008, the Group has utilised HK$29.9 million (31 August 2007: HK$11.2 million) banking facilities primarily for providing bank guarantees to suppliers and to utility vendors in lieu of payment of utility deposits.

EXCHANGE RATES
All the Group’s monetary assets and liabilities are primarily denominated in either Hong Kong dollars or United States dollars. Given the exchange rate of the Hong Kong dollar to the U.S. dollar has remained close to the current pegged rate of HKD7.80 = USD1.00 since 1983, management does not expect significant foreign exchange gains or losses between the two currencies.
The Group is also exposed to a certain amount of foreign exchange risk based on fluctuations between the Hong Kong dollars and the Renminbi arising from its operations in the PRC. In order to limit this foreign currency risk exposure, the Group maintained Renminbi cash balance that approximate three months’ of operating cash flows.
CONTINGENT LIABILITIES
At 31 August 2008, the Group had total contingent liabilities in respect of guarantees provided to suppliers of HK$24.6 million (31 August 2007: HK$5.9 million) and to utility vendors in lieu of payment of utility deposits of HK$5.3 million (31 August 2007: HK$5.3 million).
Save as disclosed above, the Group had no material contingent liabilities or off-balance-sheet obligations.
BUSINESS REVIEW
Fixed Telecommunications Network Services (FTNS)
FTNS business continued its strong growth momentum in a competitive environment. During the year ended 31 August 2008, FTNS segment, as the top revenue stream of the Group, recorded an increase of 23.8% growth year-on-year to HK$1,011.0 million, delivering our objective of increasing both subscription base and ARPU.
As of 31 August 2008, our subscription base was up 17.3% year-on-year with 118,000 net subscriptions across our broadband, voice and IPTV services to 801,000 subscriptions. The subscription growth was mainly driven by the consumer recognition of our branding through our Network Differentiation marketing campaign launched during the year, and also on our improving customer service reputation.
During the year, a key milestone was overtaking the Cable TV operator to become the largest alternative residential broadband Internet service provider in Hong Kong. This was achieved by broadband subscription growth of 27.9% to 316,000 versus total market growth of 4.8% to 1.93 million. Furthermore, we were recognised with “The Best of The Best” Awards 2007-2008 — “Best Brand for Internet Service Provider” presented by Hi-Tech Weekly, the leading PC & Digital weekly magazine in the Hong Kong Market. With growing demand for ultra-high bandwidth services and our rising brand positioning, we were able to deliver subscriber growth, higher ARPU and lower churn rate. Particularly, our new contracts and renewals for broadband Internet service reached a new blended ARPU high of HK$191 per month in August 2008 versus HK$175 in August 2007, whilst our churn rate fell to well below 1% per month by the end of FY2008.
The combined results mentioned above reflected the Group’s success in winning market share through its high service quality and enhanced service offerings. With the introduction of direct Fibre-To-The-Home (FTTH) using Gigabit Passive Optical Network (GPON) technology during the year and coupled with our Metro Ethernet foundation, we extended our service suite with FibreHome100, FibreHome200 and FibreHome1000, widening our position as the most comprehensive range of broadband Internet services in the territory, ranging from 25 Mbps up to 1Gbps.

On voice business, although the voice market remained competitive due to the modest growth environment and incumbent’s strategic retention campaign to maintain stable market share, we managed to have a moderate growth in our subscription base by 6.8% to 329,000 as of 31 August 2008.
On IPTV business, we had an increase in subscriptions by 21.9% to 156,000 as of 31 August 2008 as a result of our bundling service strategy as well as our launch of dual mode High Definition Terrestrial TV Receiver and IPTV set-top-box to all customers in Hong Kong during the year. Going forward, we will continue to position IPTV as an ancillary service to our broadband and voice services.
International Telecom Services (IDD)
IDD service revenue, contributed 22.4% of the Group’s total revenue, showed a continuous decline as a result of intensive competition from traditional IDD alternatives, substitution from Voice-Over-IP (VOIP) calling options, and also from our own proactive migration of IDD customers to FTNS 2b VOIP services. However, the decline has been moderated over the past 24 months. During the year, our IDD traffic volume fell by 12.9% to 574 million minutes but our revenue fell at a slightly slower pace of 10.0% to HK$292.0 million. On IDD, our strategy is to focus on cash flow rather than market share.
PROSPECTS
Our solid FY2008 result is strong encouragement for our long term vision that fibre is the future. We are also seeing the long term benefits of significant investment in our brand which helps to turn our vision into shareholder returns.
Over-time, we envision that the open Internet will be the preferred source of multi-media content for entertainment, and this will drive demand for more and more bandwidth in our daily lives. Recent developments evidence this change. For example, for the recent Wimbledon Tennis Championship held from 23 June to 6 July 2008, it was possible to pay US$24.99 for full live Internet access to all games, together with a comprehensive archive of past games. This practical example shows how simple it is to bypass traditional Pay-TV options and source content directly from the Internet. As the largest alternative Internet service provider in Hong Kong providing unmatched mass scale ultra high speed broadband Internet services, we expect this competitive edge will lead to steady improvement growth and profitability outlook.
The current global financial crisis aroused by the sub-prime issue has already had a dampening effect on consumer sentiment and business activities across the globe. Although we are not immune from this macro economic downturn, our underlying broadband and voice services as “semi-utility” services should be relatively insulated. Furthermore, our standard 24-month subscription contract helps reduce short term variation. However, if the global economic conditions remain difficult for a long period of time, we will actively try to minimise any resultant negative impact through offsetting savings on operating and capital expenditures.
In short, whilst we are confident of the future we are also fully aware of the challenges that we face in turbulent economic times, and balancing between harvesting our existing presence and re-investing for continued growth.

DIVIDEND
For cash management, we consider adjusted free cash flow is a better indicator of cash generation than net profit. As such, after reviewing operating results for FY2008 and considering our long-term development plans and recent economic downturn, the Board recommended a final dividend of HK2 cents per ordinary share based on the percentage of adjusted free cash flow rather than on the percentage of net profit. Together with the interim dividend of HK4 cents per ordinary share declared and paid for 1H2008, a total dividend of HK6 cents per ordinary share is recommended by the Board for FY2008. Nevertheless, we will review our dividend policy on a time-to-time basis.
EMPLOYEE REMUNERATION
Including the directors of the Group, as at 31 August 2008, the Group had 3,051 permanent full-time employees versus 2,692 as of 31 August 2007. The total talent related cost was HK$471.8 million in FY2008 versus HK$383.8 million in FY2007 which was mainly due to the increase in resources for network expansion and for sales related talent. The Group provides remuneration package consisting of basic salary, bonus and other benefits. Bonus payments are discretionary and dependent by reference to both the Group’s and individual performances. The Group also provides comprehensive medical insurance coverage, competitive retirement benefits schemes, talent training programs and share option schemes.
PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES
During the year ended 31 August 2008, the Company has bought back a total principal value of US$35,647,000 of the Company’s 8.75% 10-year senior notes due 2015 which are listed on Singapore Exchange Securities Trading Limited. Details of the buybacks are as follows:

		Total
		Consideration
Month	Principal Value	paid
	(US$)	(US$)

December 2007 (note (i))	16,850,000	17,062,269.10
January 2008 (note (ii))	5,000,000	4,995,312.50
February 2008 (note (ii))	13,797,000	13,295,126.98

	35,647,000	35,352,708.58

Notes:

(i)	total consideration paid included accrued interest

(ii)	total consideration paid included accrued interest and broker’s commission
Save as disclosed above, during the year ended 31 August 2008, the Company has not redeemed any of its listed securities. In addition, neither the Company nor any of its subsidiaries has purchased or sold any of the Company’s listed securities.

COMPLIANCE WITH CODE ON CORPORATE GOVERNANCE PRACTICES
During the year ended 31 August 2008, the Company has complied with all the code provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Listing Rules.
CODE OF CONDUCT FOR SECURITIES TRANSACTIONS BY DIRECTORS
The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuer (the “Model Code”) contained in Appendix 10 to the Listing Rules as the code of conduct for securities transactions by Directors (the “Company Code”).
Having made specific enquiry of all directors, the Company confirmed that the directors have complied with the required standard as set out in the Company Code during the year, except for the following deviation:
Model Code Provision B.8
This code provision stipulates that a director must not deal in any securities of the listed issuer without first notifying in writing the chairman or a director designated by the board and receiving a dated written acknowledgement. The relevant date of the dealing was 17 October 2007 on which Mr. Lai Ni Quiaque had duly notified the chairman before the dealing but the written acknowledgement was dated the date after the relevant date of the said dealing by Mr. Lai Ni Quiaque, as such, it is regarded as a deviation of the Model Code provision B.8 which requires the receipt of the written acknowledgement dated before the dealing in securities.
REVIEW BY AUDIT COMMITTEE
The Audit Committee has reviewed and discussed with the management of the Company the audited final results for the year ended 31 August 2008.
The Audit Committee comprises Mr. Lee Hon Ying, John (the Chairman of the Audit Committee), Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu who are the Independent Non-executive Directors of the Company.
REVIEW OF THE PRELIMINARY RESULTS ANNOUNCEMENT BY AUDITORS
The figures in respect of the preliminary announcement of the Group’s results for the year ended 31 August 2008 have been compared by the Company’s auditors, KPMG, to the amounts set out in the Group’s consolidated financial statements for the year and the amounts were found to be in agreement. The work performed by KPMG in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants and consequently no assurance has been expressed by KPMG on the preliminary announcement.

FINAL DIVIDEND
The Board has recommended to pay a final dividend of HK2 cents per ordinary share. The Company proposes that a scrip dividend option will be offered to all shareholders excluding shareholders with registered addresses outside Hong Kong (whom the Company upon proper enquiries considers such exclusion necessary or expedient on account either of the legal restrictions under the laws of the relevant place or the requirements of the relevant regulatory body or stock exchange in that place). Subject to the approval of the shareholders at the forthcoming Annual General Meeting, the final dividend will be distributed on or about 25 February 2009 to the shareholders whose names appear on the register of members of the Company as at the close of business on 16 December 2008.
CLOSURE OF REGISTER OF MEMBERS
The register of members of the Company will be closed from 17 December 2008 to 19 December 2008 (both dates inclusive) during which period no transfers of shares would be registered. In order to qualify for the proposed final dividend, all transfer of shares accompanied by the relevant share certificates must be lodged with the Company’s Share Registrar, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong not later than 4:30 p.m. on 16 December 2008.
ANNUAL GENERAL MEETING
The Annual General Meeting of the Company will be held on 19 December 2008. Notice of the Annual General Meeting together with the Company’s Annual Report will be dispatched to the shareholders in due course.

By Order of the Board
Lai Ni Quiaque
Executive Director, Chief Financial Officer and Company Secretary
Hong Kong, 17 November 2008
As at the date of this announcement, the executive directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Vice Chairman), Mr. Yeung Chu Kwong, William (Chief Executive Officer), Mr. Lai Ni Quiaque (Chief Financial Officer); the non-executive director is Mr. Cheng Mo Chi, Moses; and the independent non-executive directors are Mr. Lee Hon Ying, John, Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu.